Thoroughbreds, Inc.
                            1126 Wispering Oaks Drive

                               DeSoto, Texas 76115

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Thoroughbreds, Inc.
                  Registration Statement on Form SB-2 (File No. 333-112020) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

         Thoroughbreds, Inc. (the "Company"), hereby applies for an order granting the immediate withdrawal of the Company's Registration Statement on Form SB-2 (File No. 333-112020), together with all exhibits thereto (the "Registration Statement"), pursuant to Rule 477(b) promulgated under the Securities Act of 1933, as amended.

         The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on January 20, 2004, pursuant to which the Company would issue up to 400,000 shares of its common stock (the "Shares"). The Registration Statement has not yet been declared effective by the Commission. The Company requests withdrawal of the Registration Statement because it believes it is unable to complete an amendment to the Registration Statement to respond to the staff's comments in its letter dated February 11, 2004. The Company has not offered or sold any of the Shares covered by the Registration Statement.

         Should the staff of the Commission have further questions regarding this application, please contact our counsel, Ronald L. Brown of Andrews Kurth LLP at (214) 659-4469.

                               Very truly yours,

                               THOROUGHBREDS, INC.



                               By: /s/ Pam Halter, President
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